PROSPECTUS SUPPLEMENT NO. 9 (TO PROSPECTUS DATED MAY 13, 2026)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-295777

This prospectus supplement supplements the prospectus dated May 13, 2026 (the “Prospectus”) filed by Enhanced Group Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form S‑1 (Registration No. 333‑295777). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 5, 2026 (the “Current Report”). Accordingly, we have attached the Company’s Current Report to this prospectus supplement. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Prospectus. The Current Report attached to this prospectus supplement does not include the information furnished under Item 7.01 of the Current Report or Exhibits 99.1 and 99.2 thereto, which information is furnished and not filed and is not incorporated by reference into, and does not form a part of, the Prospectus or this prospectus supplement.

Our Class A common stock is listed on The New York Stock Exchange (“NYSE”) under the symbol “ENHA”. On November 4, 2026, the last reported sales price of our Class A common stock on NYSE was $7.11 per share.

Effective at 12:01 a.m., Central Time, on October 29, 2026, we effected a one-for-ten reverse stock split of our Class A common stock and our Class B common stock (the “Reverse Stock Split”). Our Class A common stock began trading on the NYSE on a split-adjusted basis at the opening of trading on October 29, 2026 under the symbol “ENHA” and under a new CUSIP number, 29333R206. Unless otherwise indicated, the share and per share information contained in the Prospectus does not give effect to the Reverse Stock Split. Pursuant to Rule 416(b) under the Securities Act of 1933, as amended, the number of shares of our Class A common stock registered under the Registration Statement has been proportionately adjusted to reflect the Reverse Stock Split. As so adjusted, the Prospectus relates to the offer and resale by the selling security holders named in the Prospectus of up to an aggregate of 6,170,411 shares of our Class A common stock, consisting of up to 5,888,703 shares of Class A common stock, up to 200,008 shares of Class A common stock issuable upon the exercise of SAFE Warrants and up to 81,700 shares of Class A common stock issuable upon the exercise of Consultant Warrants. In addition, the exercise price of each SAFE Warrant has been proportionately adjusted from $10.00 to $100.00 per share, and the exercise price of each Consultant Warrant has been proportionately adjusted from $9.32 to $93.20 per share.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements to it, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 7 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (Date of Earliest Event Reported): November 4, 2026

ENHANCED GROUP INC.
(Exact Name of Registrant as Specified in its Charter)

Texas	001-42769	42-2394886
(State or other jurisdiction of Incorporation )	(Commission File Number)	(IRS Employer Identification Number)

169 Madison Ave, Suite 15101 New York, NY	10016
(Address of principal executive offices)	(Zip Code)
N/A
(Registrant’s telephone number, including area code)

N/A (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	ENHA	New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Securities Purchase Agreement

On November 4, 2026, Enhanced Group Inc., a Texas corporation (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with the investors identified therein (each, an “Investor” and, together, the “Investors”), pursuant to which the Company agreed to issue and sell in a private placement (the “Private Placement”) 2,109,705 shares (the “Shares”) of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”). The purchase price is $7.11 per Share. The aggregate gross proceeds to the Company from the Private Placement are expected to be approximately $15 million, before deducting placement agent fees and other offering expenses payable by the Company. Oppenheimer & Co. Inc. is acting as lead placement agent and Canaccord Genuity LLC is acting as co-placement agent for the Private Placement.

Certain of the Investors are related parties of the Company, including Enhanced Holdings LP as the controlling shareholder, acting through its nominee, Apeiron Investment Group Ltd. (“Apeiron”).

The Private Placement is expected to close in a single closing (the "Closing") following the effectiveness of the Stockholder Consent (as defined below) and the distribution of the Information Statement (as defined below) to the Company's non-consenting stockholders, in each case subject to the satisfaction or waiver of customary closing conditions.

In connection with the issuance and sale of the Shares, the exercise price of, and the number of shares of Common Stock issuable upon exercise of, the warrants issued in the Company’s June 2026 private placement will be adjusted in accordance with the anti-dilution terms of those warrants (the “Warrant Adjustment”). The exercise price of those warrants, as currently adjusted, is $38.90 per share. Upon the Closing, the exercise price will be reset to the per share purchase price of the Shares in the Private Placement, and the number of shares of Common Stock issuable upon exercise of those warrants will increase by up to 5,747,000 additional shares.

From the date of the Purchase Agreement until 60 days following the effective date of the registration statement registering the resale of the Shares, the Company has agreed not to issue new securities or file a registration statement, subject to customary exceptions (including issuances pursuant to the Exchange Agreements described below).

Pursuant to the terms of the Purchase Agreement, the Company has agreed to obtain the stockholder approvals described under Item 5.07 below.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, including for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

Registration Rights Agreement

In connection with the Private Placement, and pursuant to the Purchase Agreement, the Company has agreed to enter into, at the Closing, a registration rights agreement with the Investors (the “Registration Rights Agreement”), pursuant to which the Company will be required to file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act covering the resale of the Shares no later than 30 days following the Closing (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective by the SEC at the earliest possible date but no later than the earlier of (i) the 90th calendar day following the Closing, if the SEC notifies the Company that it will “review” the registration statement, and (ii) the third business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The registration statement is expected to be a single registration statement on Form S-1 covering the resale of both the Shares and the Exchange Shares (as defined below). If the SEC requires any cutback in the number of securities registered, such cutback will be allocated pro rata across all registered holders, including the holders of the Exchange Shares, without priority between the Shares and the Exchange Shares.

Exchange Agreements

On November 4, 2026, the Company entered into exchange agreements (collectively, the “Exchange Agreements”) with each of Apeiron, Apeiron SICAV Limited – Live Opportunities Fund, Malta (“APLOF”), Apeiron 101 Ltd, Galaxy Group Funding ECI U LLC, and B72 Ventures GmbH (collectively, the “Exchange Holders”). Pursuant to the Exchange Agreements, the Exchange Holders will contribute to the Company shares of Deutsche Entertainment Aktiengesellschaft, a German live-entertainment company ("DEAG"), representing approximately 77% of DEAG's outstanding shares. In exchange, the Company will issue approximately 10,970,230 newly issued shares of Common Stock (the “Exchange Shares,” and such transaction, the “Exchange”). No cash consideration is payable in the Exchange.

Apeiron is the controlling stockholder of the Company; accordingly, the Exchange constitutes a related party transaction. The Board of Directors of the Company (the “Board”) formed a special committee composed solely of independent and disinterested directors (the “Special Committee”) to review, evaluate, negotiate and determine whether to approve the Exchange and the Exchange Agreements. The Special Committee retained its own independent legal and financial advisors. On November 4, 2026, Roth Capital Partners, LLC (“Roth Capital”), the independent financial advisor to the Special Committee, rendered its opinion to the Special Committee to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth in its written opinion, the consideration to be paid by the Company in the Exchange was fair, from a financial point of view, to the Company. The full text of Roth Capital’s written opinion, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Roth Capital in connection with its opinion, will be described in the information statement to be filed with the SEC and distributed to the Company’s stockholders. Roth Capital’s opinion was provided for the information and assistance of the Special Committee in connection with its evaluation of the Exchange, addressed only the fairness, from a financial point of view, of the consideration to be paid by the Company, and does not constitute a recommendation as to how any stockholder should act with respect to the Exchange or any other matter. Acting on the recommendation of the Special Committee, the Audit Committee and the disinterested directors of the Company reviewed and approved the Exchange and the Exchange Agreements. The Exchange remains subject to the effectiveness of the Written Consent (as defined below), the receipt of required regulatory approvals and the satisfaction of other customary closing conditions, including but not limited to (i) solely with respect to the Exchange Agreement with APLOF, APLOF’s receipt, prior to December 31, 2026, of an independent valuation and fairness assessment of the Exchange, including the exchange ratio, prepared by an independent valuation firm appointed by APLOF, the findings and conclusions of which are satisfactory to APLOF in its sole discretion, acting reasonably, and (ii) solely with respect to the Exchange Agreements with Apeiron and APLOF, the absence of any assertion or exercise by any holder of indebtedness of DEAG or its subsidiaries with an outstanding principal amount in excess of €10 million of any right to require the repurchase, prepayment or redemption of, or to accelerate, such indebtedness as a result of the Exchange. The Exchange Shares will be issued in a transaction exempt from the registration requirements of the Securities Act, will constitute “restricted securities,” and will be subject to the registration rights and the lock-up arrangements described below.
In connection with the Exchange Agreement with Apeiron and APLOF, the Company has agreed to amend its certificate of formation and bylaws to provide that any director or the entire Board may be removed, with or without cause, by the holders of at least a majority of the voting power of the Company’s capital stock entitled to vote generally in the election of directors (the “Removal Amendments”). The Removal Amendments constitute a related-party term by virtue of the controlling stockholder’s interest, were reviewed by the Special Committee and approved by the disinterested directors, and are expected to be approved by the Written Consent. The Company will file the charter amendment following the Closing and the applicable information statement waiting period, and may abandon the Removal Amendments if the applicable Exchange Agreement is terminated prior to the Closing.

The Private Placement is expected to close concurrently with the Exchange, subject to customary closing conditions.

Lock-Up Agreement

At the closing of the Exchange, each Exchange Holder will enter into a lock-up agreement with the Company (each, a “Lock-Up Agreement”) with respect to the Exchange Shares issued to it (the “Lock-Up Shares”). The Lock-Up Shares are divided into three equal tranches, which are restricted until the dates that are six, nine and twelve months, respectively, after the closing of the Exchange. Each tranche will be released earlier, including before the six-month date, at the open of trading on the trading day after the volume-weighted average price of the Class A common stock on the NYSE equals or exceeds 200%, 250% or 300%, respectively, of the per share purchase price of the Shares in the Private Placement (the “Reference Price”). That price must be reached on at least ten trading days, which need not be consecutive, within any 30-consecutive-trading-day period after the closing. All Lock-Up Shares will also be released upon the consummation of a liquidation, merger, capital stock exchange, reorganization or similar transaction approved or recommended by the Board in which all stockholders have the right to exchange their shares for cash, securities or other property. In addition, all Lock-Up Shares held by B72 Ventures GmbH will be released upon the closing of a bona fide equity financing by the Company that results in aggregate gross proceeds of at least $50 million at a price per share of at least 200% of the Reference Price. The Lock-Up Agreement does not apply to shares of Common Stock acquired by the Exchange Holders in the Private Placement or in open-market transactions.

The foregoing descriptions of the terms and conditions of the Purchase Agreement and the Registration Rights Agreement do not purport to be complete and are each qualified in their entirety by the full text of the respective agreements, forms of which are attached hereto as Exhibits 10.1 and 10.2 and incorporated by reference herein. The foregoing descriptions of the Exchange Agreements and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which the Company intends to file as exhibits to an amendment to this Current Report on Form 8-K.

Item 3.02 Unregistered Sale of Securities.

The information contained above in Item 1.01 relating to the Private Placement and the Exchange Agreements (including the issuance of the Exchange Shares) is hereby incorporated by reference into this Item 3.02. Based in part upon the representations of the Investors in the Purchase Agreement, the securities described above are being offered and sold in a private placement under Section 4(a)(2) of the Securities Act, and have not been registered under the Securities Act or applicable state securities laws. Accordingly, such securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. The Exchange Shares to be issued pursuant to the Exchange Agreements will likewise be issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act, based in part on the representations of the Exchange Holders in the Exchange Agreements, and will constitute “restricted securities” within the meaning of Rule 144 under the Securities Act.

Neither this Current Report on Form 8-K nor any exhibit attached hereto is an offer to sell or the solicitation of an offer to buy shares of Common Stock or other securities of the Company.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Pursuant to the Purchase Agreement and the Exchange Agreement, the Company has agreed to obtain the consent of the holders of a majority of the voting power of the Company’s outstanding Common Stock and Class B common stock, voting together as a single class (the “Controlling Stockholder”). Pursuant to the Written Consent, the Controlling Stockholder is expected to approve, including for purposes of complying with the stockholder approval requirements in the NYSE Listed Company Manual: (i) the issuance, offer and sale in the Private Placement of Shares that may represent greater than 19.99% of the Company’s outstanding shares of Common Stock or voting power as of immediately prior to the Closing, including any Shares issued to an Investor that is an “Active Related Party” (as defined in the NYSE Listed Company Manual); (ii) the issuance of shares of Common Stock upon exercise of the warrants issued in the June 2026 private placement, as adjusted by the Warrant Adjustment; (iii) the Exchange Agreements and the issuance of the Exchange Shares to the Exchange Holders thereunder; and (iv) the Removal Amendments (the matters expected to be approved by the Written Consent, collectively, the “Stockholder Consent”).

Pursuant to the Purchase Agreement, the Company has agreed to file with the SEC an information statement with respect to the transactions contemplated thereby, to the extent required by applicable law, including Section 14(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to distribute such information statement to its stockholders as soon as practicable thereafter (the “Information Statement”).

Item 7.01 Regulation FD Disclosure.

On November 5, 2026, the Company issued a press release announcing the Private Placement and the Exchange, a copy of which is furnished as Exhibit 99.1 hereto.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation (the “Investor Presentation”) that the Company has prepared and expects to use in connection with the Private Placement and the other transactions described in this Current Report.

As previously announced in the press release, the Company will host a conference call and live webcast at 10:00 a.m. Eastern Time on November 5, 2026 to discuss the Private Placement, the Exchange and the other transactions described in this Current Report. The live webcast, together with the accompanying investor presentation, will be accessible through the "Events" section of the Company's investor relations website at investors.enhanced.com, and a replay will be available on the website for a limited time following the call. A copy of the Investor Presentation that the Company will use during the conference call and may use from time to time in connection with the transactions described herein is furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference.

The information furnished under this Item 7.01 (including Exhibits 99.1 and 99.2) shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act. The information in this Item 7.01 (including Exhibits 99.1 and 99.2) shall not be deemed incorporated by reference into any filing with the SEC made by the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, except as expressly set forth by specific reference in such filing. The furnishing of the information in this Item 7.01 is not intended to, and does not, constitute a determination or admission by the Company that such information is material or complete, or that investors should consider such information before making an investment decision with respect to any security of the Company.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements that involve risks and uncertainties. The Company does not claim, and these forward-looking statements are not made in reliance on, the safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995, which may be unavailable to the Company; the cautionary statements herein are intended to identify important factors that could cause actual results to differ and to qualify all forward-looking statements, including under the judicial “bespeaks-caution” doctrine. All statements other than statements of historical fact contained in this Current Report on Form 8-K are forward-looking statements, including, without limitation, statements regarding the expected timing, completion and effects of the Exchange and the acquisition of a controlling interest in DEAG; the anticipated benefits, synergies and strategic rationale of the combination; expected combined revenue and Adjusted EBITDA for 2027 and other projected financial results; the implied valuation multiples of the transaction and their comparison to peers; expectations regarding consumer demand for live entertainment and experiences; the possibility, timing and terms of any future transaction to increase the Company’s ownership of DEAG, which may include additional share exchanges with other DEAG shareholders; the consummation of the Private Placement and the anticipated use of proceeds therefrom; the Warrant Adjustment; the satisfaction of closing conditions and receipt of required regulatory approvals; the expected closing timeframe; DEAG’s continued operations, management and buy-and-build acquisition strategy following closing; the treatment of DEAG’s existing indebtedness; the filing and distribution of the Information Statement; the filing and effectiveness of the registration statement contemplated by the Registration Rights Agreement; the lock-up arrangements; and the Company’s business strategy, market opportunities and long-term growth prospects. In some cases, you can identify forward-looking statements by words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or the negative of these words or other comparable terminology. These statements are based on management’s current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including the risk that the Exchange or the Private Placement is not completed on the anticipated terms or timeline or at all; the satisfaction or waiver of closing conditions, including required regulatory approvals and the DEAG-related closing conditions; the ability to integrate DEAG and realize the anticipated benefits of the combination; the risk that the projections for the Company and the estimates for DEAG, which are based on publicly available information and the Company’s own assumptions, may not be realized; the risk that the conversion of DEAG’s IFRS financial information to U.S. GAAP produces materially different results; the effect of the transaction on DEAG’s indebtedness, including its outstanding bond; potential future transactions to increase the Company’s ownership of DEAG; and the timing and effect of the release of shares of Common Stock from the lock-up restrictions under the

Lock-Up Agreement. For a discussion of these and other risks and uncertainties, see the “Risk Factors” section of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026 and the Company’s other filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Item 9.01Financial Statements and Exhibits.

(d)	Exhibits:
Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
99.1	Press Release, dated November 5, 2026
99.2	Investor Presentation (November 2026)
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: November 5, 2026

Enhanced Group Inc.

By:	/s/ Siddhartha Banthiya
Name	Siddhartha Banthiya
Title	Chief Financial Officer